Buenos Aires, August 7th

Buenos Aires, August 7th, 2020

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Ref.: Relevant Event. Corporate Reorganization.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. and the National Securities Commission (‘Comisión Nacional de Valores’) in my capacity as Head of Market Relations of Pampa Energía SA (‘Pampa’ or the ‘Company’) to inform, in addition to what was published on June 19th, 2020 that the Company’s, Pampa Cogeneración S.A. (“Pacogen”) and PHA S.A.U. (“PHA”) Shareholders Meetings approved the corporate reorganization consisting of the merger by absorption between Pampa, as the absorbing company, and Pacogen and PHA, as absorbed companies, all in accordance with the terms of the Preliminary Merger Agreement dated June 19th, 2020. The aforementioned merger will be effective as of April 1st, 2020.

Sincerely,

Victoria Hitce

Head of Market Relations